UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Infinity Energy Resources, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

45663L403

(CUSIP Number)

June 18, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Stanton E. Ross

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		1,478,038

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,478,038

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,478,038 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

(1)	Includes a total of 690,000 shares that may be purchased under stock options held by Mr. Ross, all of which are currently vested and exercisable.

(a)	Name of Issuer: Infinity Energy Resources, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

633 17th Street, Suite 1800 Denver, Colorado 80202
Item 2.
(a)	Name of Person Filing: Stanton E. Ross

(b)	Address of Principal Business Office:

The principal business office of the filing person is 633 17th Street, Suite 1800, Denver, Colorado 80202.

(c)	Citizenship: The filing person’s citizenship is set forth on the cover page and incorporated by reference herein.

(d)	Title of Class of Securities: Common stock, par value $0.0001 per share.

(e)	CUSIP Number: 45663L403

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
(a)	Amount Beneficially Owned:
The amount beneficially owned is set forth on the cover page and incorporated by reference herein.
(b) Percent of Class:
     The percent of class is set forth on the cover page and incorporated by reference herein.
(c) Number of shares as to which such person has:
     (i) Sole power to vote or to direct the vote:
     The number of shares as to which the filing person has the sole power to vote or direct the vote is set forth on the cover page and incorporated by reference herein.
     (ii) Shared power to vote or to direct the vote:
     The number of shares as to which the filing person has shared power to vote or direct the vote is set forth on the cover page and incorporated by reference herein.
     (iii) Sole power to dispose or to direct the disposition of:
     The number of shares as to which the filing person has the sole power to dispose or to direct the disposition of is set forth on the cover page and incorporated by reference herein.
     (iv) Shared power to dispose or to direct the disposition of:
     The number of shares as to which the filing person has shared power to dispose or to direct the disposition of is set forth on the cover page and incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class:
     N/A
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
     N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
     N/A

Item 8.	Identification and Classification of Members of the Group:
     N/A

Item 9.	Notice of Dissolution of Group:
     N/A

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 23, 2008
STANTON E. ROSS
/s/ Stanton E. Ross